Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement Nos. 333-268061 and 333-264341 on Form S-8 of Warner Bros. Discovery, Inc. of our report dated June 9, 2023, relating to the statement of net assets available for benefits of the WarnerMedia 401(k) Savings Plan (known as the Warner Bros. Discovery 401(k) Savings Plan beginning January 1, 2023) (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the period from April 8, 2022 (Date of Inception) to December 31, 2022, and the related supplementary information as of December 31, 2022, appearing in this Annual Report on Form 11-K of the Plan for the period from April 8, 2022 (Date of Inception) to December 31, 2022.
/s/ Moss Adams LLP
Albuquerque, NM
June 9, 2023